Exhibit 99.1

Lichen China Limited Announces $3.4 Million Registered Direct Offering

Fujian, China, January 28, 2025, /PRNewswire/-- Lichen China Limited (Nasdaq: LICN) (“Lichen China” or the “Company”), a dedicated financial and taxation service provider in China today announced that it has entered into a definitive agreement with several investors for the purchase and sale of an aggregate of 42,500,000 of the Company’s Class A ordinary share, par value $0.00004 per share (the “Shares”) (or pre-funded warrants in lieu thereof) at a purchase price of $0.08 per share in a registered direct offering. The purchase price for the pre-funded warrants is identical to the purchase price for Shares, less the exercise price of $0.001 per share.

The aggregate gross proceeds to the Company of this offering are expected to be approximately $3.4 million. The transaction is expected to close on or about January 29, 2025, subject to the satisfaction of customary closing conditions.

Univest Securities, LLC is acting as the sole placement agent.

The registered direct offering is being made pursuant to a shelf registration statement on Form F-3 (File No. 333-277230) previously filed by the Company and declared effective by the U.S. Securities and Exchange Commission (“SEC”) on March 1, 2024. A final prospectus supplement and accompanying prospectus describing the terms of the proposed offering will be filed with the SEC and will be available on the SEC's website located at http://www.sec.gov. Electronic copies of the final prospectus supplement and the accompanying prospectus may be obtained, when available, by contacting Univest Securities, LLC at info@univest.us, or by calling +1 (212) 343-8888.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sales of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Copies of the prospectus supplement relating to the registered direct offering, together with the accompanying base prospectus will be filed by the Company and, upon filing, can be obtained at the SEC's website at www.sec.gov.

About Lichen China Limited

Lichen China Limited focuses on providing financial and taxation solution services, education support services, and software and maintenance services under its “Lichen” brand. In recognition of the Company’s expertise and experience in the financial and taxation solution services industry for over 18 years, the Company has built up its reputation as a dedicated financial and taxation solution services provider of professional and high-quality services in China. For more information, please visit the Company’s website: https://ir.lichenzx.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

Tian Sun

Phone: +86-0592-5586999

Email: ir@lichenzx.com